EXHIBIT 99.1
Contract for Overseas Issuance of Exchangeable Bonds
into ADSs of SK Telecom
1. Item of Bond: Overseas Exchangeable Bonds
2. Securities Offered: Exchangeable Bonds Exchangeable into ADSs of SK Telecom
3. Total Issuing Amount by Face Value: JPY 52,795,000,000
4. Issuing Method: Euro (Public Offering)
5. Issuing Schedule
- Contract Signing Date: August7, 2008
- Settlement Date: Expected August19, 2008
6. Terms of Issuance
- Maturity Date: August19, 2013 (5 years)
- Investor Put Date: August19, 2011 (3 years)
- Put Price: 101.51%
- Coupon Rate: 0%
- Yield-to-Maturity: 0.3%
- Redemption Price: 101.51%
- Guarantee is provided by POSCO to SPV on redemption on principal and other payments
7. Listing Exchange: Singapore Stock Exchange
8. Lead Manager: ABN-AMRO, CITI, Deutsche Bank, Goldman Sachs